SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                    _____________________


                          FORM 11-K

                        ANNUAL REPORT


               Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934

                    _____________________


    [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 1999

                              OR

    [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______ to ______


                Commission file number 1-7981



                   Full title of the Plan:

         THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
              AGENTS' AND MANAGERS' THRIFT PLAN


 Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                  AMERICAN GENERAL CORPORATION
                       2929 Allen Parkway
                     Houston, Texas  77019



THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1999




Audited Financial Statements

  Report of Independent Auditors  . . . . . . . . . . . . . . . . . . .   1
  Statements of Net Assets Available for Benefits . . . . . . . . . . .   2
  Statements of Changes in Net Assets Available for Benefits  . . . . .   3
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .   4


Schedules
  Schedule H, Line 4 (i) - Schedule of Assets Held for Investment
   Purposes at End of Year  . . . . . . . . . . . . . . . . . . . . . .  11
  Schedule H, Line 4 (j) - Schedule of Reportable Transactions  . . . .  12



















                Report of Independent Auditors


Administrative Board
The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan


We have audited the accompanying statements of net assets available for benefits of the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental
schedules are the responsibility of the Plan's management.   The supplemental
schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              ERNST & YOUNG LLP


Houston, Texas
June 22, 2000




THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands

                                                          December 31,
                                                     1999             1998


Assets
  Investments (See Note C) . . . . . . . . . . .   $148,093         $152,097

Receivables
  Participant contributions  . . . . . . . . . .         37               22
  Interest   . . . . . . . . . . . . . . . . . .        162               97

    Total receivables  . . . . . . . . . . . . .        199              119

       Total assets  . . . . . . . . . . . . . .    148,292          152,216

Liabilities
 Payables
   Forfeitures . . . . . . . . . . . . . . . . .        392              248
   Excess contribution refunds . . . . . . . . .          -            1,009
   Other . . . . . . . . . . . . . . . . . . . .         43                -

       Total liabilities . . . . . . . . . . . .        435            1,257

Net assets available for benefits  . . . . . . .   $147,857         $150,959







The accompanying notes are an integral part of these financial statements.





THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSET AVAILABLE FOR BENEFITS

In thousands



                                                          Years Ended
                                                          December 31,
                                                     1999             1998


Additions to net assets
  Investment income
     Dividends  . . . . . . . . . . . . . . . .    $ 3,442          $ 2,983
     Interest . . . . . . . . . . . . . . . . .        556              327
     Net appreciation in fair value of
      investments (See Note C)  . . . . . . . .      2,780           41,829
        Total investment income . . . . . . . .      6,778           45,139

  Contributions
     Companies' . . . . . . . . . . . . . . . .      3,978            3,045
     Participants'  . . . . . . . . . . . . . .      6,875            4,784
         Total contributions  . . . . . . . . .     10,853            7,829

             Total additions  . . . . . . . . .     17,631           52,968

Deductions from net assets
  Benefits
     American General Corporation common
       stock  . . . . . . . . . . . . . . . . .     13,522            6,738
     Cash . . . . . . . . . . . . . . . . . . .      7,062            2,503
     Forfeitures  . . . . . . . . . . . . . . .        144              217
     Participant loan origination fees  . . . .          5                7

           Total deductions . . . . . . . . . .     20,733            9,465

           Net increase(decrease) . . . . . . .     (3,102)          43,503

Net assets available for benefits
           Beginning of year  . . . . . . . . .    150,959          107,456

           End of year  . . . . . . . . . . . .   $147,857         $150,959








The accompanying notes are an integral part of these financial statements.






THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES


The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) The Variable Annuity Life Insurance Company (VALIC, also referred to as the Company)group deposit administration contract, at contract value (see Note E); 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. The contract value of the group deposit administration contract approximates fair value because the interest crediting rate is reset annually. AGSPC is an open-end management investment company (mutual fund) whose investment advisor is VALIC.

Participant loans are recorded as plan investments at their outstanding balance.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

Benefits payable to participants are not accrued as liabilities in the financial statements.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Statement of Position ("SOP") 99-3, effective for plan years ending after December 15, 1999, was adopted by the Plan's management in 1999. SOP 99-3 required various changes to the reporting of certain defined contribution benefit plan investments and other financial disclosure matters; therefore, certain prior year amounts have been reclassified to conform with current year presentation.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.





THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC and VALIC Investment Services Company (the Companies). The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Substantially all of the costs of administering the Plan are paid by VALIC.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds invest in: 1) shares of American General common stock (Stock Fund); 2) a group deposit administration contract issued by VALIC (Cash Fund); 3) shares of the AGSPC Stock Index Fund (Mutual Fund A); 4) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap Fund);
5) shares of the AGSPC Growth Fund (Large-Cap Blend Fund, formally called Mid-Cap Fund); 6) shares of the Templeton Foreign Fund (Foreign Fund); and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund). The Companies' contributions are invested solely in the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in the Stock Fund are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contributions.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to eight percent of base pay, subject to the contribution limitations discussed below. Prior to January 1, 1999, the Companies contributed an amount ranging from 50 percent to 100 percent of the employee's basic contribution as determined annually by the Board of Directors. The Companies contributed 75 percent of employee's basic contributions during 1998. Effective January 1, 1999, the Companies contribute an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. These changes place the Plan under the safe harbor provisions of the IRC Section 401(k)(12).



THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Contribution Limitations

For 1999 and 1998, the total amount of participant pretax contributions is limited to $10,000. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1999 and 1998, the total amount of base pay that can be used in determining contributions under the Plan is $160,000.

ERISA and the IRC provide that qualified plans, such as the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan, cannot discriminate in favor of highly compensated individuals. Effective January 1, 1999 the nondiscrimination testing and refunds of excess contributions will no longer be required under the safe harbor provisions of the IRC Section 401(k)(12). For 1998, pre safe harbor, certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k)and 401(m) limits and all earnings attributable to such contributions.

Amounts in excess of the limits discussed above are designated on the statement of net assets as "Payables - Excess contribution refunds" and were refunded within 2-1/2 months of the Plan's year end. "Payables - Excess contribution forfeitures" represent the nonvested excess contributions of the Companies and are available to reduce future company contributions.


Participant Accounts

Each participant's account is credited with the participant's and the Companies' contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants obtain a vested interest in the Companies' contributions and the earnings thereon at the rate of twenty percent per year of service after three years of service. In addition, participants will become 100 percent vested in the Companies' contributions upon their retirement, attainment of age 65, total disability, or death.





THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE B--DESCRIPTION OF THE PLAN--Continued


Effective January 1, 1999, the participants immediately become 100 percent vested in the Companies' contributions made in 1999 and subsequent years.


Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeded $5,000 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. For years beginning after December 31, 1996, distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures

Participants terminating employment forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce the Companies' future contributions. Participants who terminate and are reemployed with a participating company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.

Due to the adoption of safe harbor provisions of IRC Section 401(k)(12), for years beginning after December 31, 1998, the Companies' contributions are immediately fully vested and nonforfeitable.





THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE C--INVESTMENTS


The following presents investments that represent 5 percent or more of the Plan's net assets.


In thousands


                                                          December 31,
                                                      1999            1998

American General Corporation
  common stock  . . . . . . . . . . . . . . .      $114,504*        $128,843*
American General Series Portfolio Company
  Stock Index Fund. . . . . . . . . . . . . .        13,944           10,911

*Nonparticipant-directed (See Note D)

The Plan's investments (including gains and losses on investments bought and sold as well as held during the years) appreciated (depreciated) in value as follows:

In thousands
                                                         Years Ended
                                                         December 31,
                                                    1999             1998

         Mutual funds . . . . . . . . . . . . .    $5,743           $ 2,343
         Common stock . . . . . . . . . . . . .    (2,963)           39,486
                                                   $2,780           $41,829


NOTE D--NONPARTICIPANT-DIRECTED INVESTMENTS


Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:


In thousands
                                                         Years Ended
                                                         December 31,
                                                     1999            1998

Net Assets

        AGC common stock fund . . . . . . . . .    $114,896        $127,818




THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE D--NONPARTICIPANT-DIRECTED INVESTMENTS--Continued


                                                          Years Ended
                                                          December 31,
                                                     1999             1998

Changes in Net Assets
   Contributions . . . . . . . . . . . . . . . .  $  6,385          $ 4,465
   Dividends and interest  . . . . . . . . . . .     2,676            2,541
   Net appreciation(depreciation)  . . . . . . .    (2,963)          39,486
Benefits paid to participants  . . . . . . . . .   (17,900)          (8,322)
Interfund transfers  . . . . . . . . . . . . . .    (1,120)          (2,369)
                                                  $(12,922)         $35,801

The Stock Fund contains both participant and nonparticipant-directed contributions with earnings not separately determinable; therefore, the Stock Fund is considered a total nonparticipant-directed investment option.

NOTE E--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains an investment contract with VALIC, a wholly owned subsidiary of American General. The group deposit administration contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by VALIC.

The contract had a guaranteed minimum rate of 6.25% for 1999 and 1998. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 1999 and 1998 was 7.87% and 8.05%, respectively.

NOTE F--PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.



THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued

NOTE G--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued


The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


  In thousands
                                                           December 31,
                                                      1999             1998

Net assets available for benefits
  per the financial statements . . . . . . . . . .  $147,857         $150,959
Benefits payable to withdrawing participants . . .      (155)            (351)
Net assets available for benefits per Form 5500  .  $147,702         $150,608


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands

                                                            Year Ended
                                                        December 31, 1999

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock . . . .      $ 13,522
      Cash  . . . . . . . . . . . . . . . . . . . . . .         7,062
        Total benefits paid to participants per
          the financial statements  . . . . . . . . . .        20,584
  Benefits payable to withdrawing participants at
    year end  . . . . . . . . . . . . . . . . . . . . .           155
  Benefits payable to withdrawing participants at
    beginning of year . . . . . . . . . . . . . . . . .          (351)
         Benefits paid to participants per
           Form 5500  . . . . . . . . . . . . . . . . .       $20,388


NOTE H--FEDERAL INCOME TAXES

Based on a favorable determination letter dated December 8, 1995, the Internal Revenue Service (IRS) has ruled that the Plan, as restated and amended effective August 31, 1990, December 6, 1991, March 4, 1992,
May 26, 1993, December 6,1993, and August 25, 1995, is qualified under
Section 401(a)of the IRC and, therefore, exempt under Section 501(a) from federal income taxes.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, Line 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

AT DECEMBER 31, 1999

EIN: 74-1625348
PN: 018


In thousands, except share amounts


                                                                  Fair
      Issuer                   Description            Cost        Value

American General         1,509,110 shares of         $39,471    $114,504
  Corporation*            common stock

American General Series  314,753 shares of AGSPC          **      13,944
  Portfolio Company*      Stock Index Fund

Putnam                   171,204 shares of Putnam OTC     **       6,336
                          & Emerging Growth Fund

The Variable Annuity     Deposit administration           **       4,694
 Life Insurance Company*  group annuity contract

Participant Notes*        Loans issued at interest        **       3,004
                           rates between 8.75%
                           and 9.50%

American General Series   110,805 shares of AGSPC         **       2,587
 Portfolio Company*        Growth Fund

Templeton                 164,974 shares of Templeton     **       1,851
                           Foreign Fund

State Street Bank         Short-term investments          **         827
 & Trust Company*          in money-market fund


Vanguard                  42,726 shares of Vanguard       **         346
                           Fixed Income Securities
                               Fund
                                                     $39,471    $148,093



*Party in interest

**Cost not required for participant-directed investments



THE VARIABLE ANNUITY LIFE INSURANCE COMPANY AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1999

EIN: 74-1625348
PN: 018

In thousands


                                                             Current
                                                            Value of
Identity of                                         Cost    Asset on    Net
  Party                       Purchase    Selling    of    Transaction  Gain
 Involved    Description        Price      Price    Asset     Date     (Loss)

Category (i) - Individual non-participant directed transactions in excess of 5% of net assets available for benefits


State Street  S/T Investments $ 9,035   $     -   $ 9,035  $  9,035   $    -
 Bank & Trust
 Company

State Street  S/T Investments       -     8,987     8,987     8,987        -
 Bank & Trust
 Company


Category (iii) - Series of non-participant directed transactions in excess of 5% of net assets available for benefits

State Street
 Bank & Trust S/T Investments $21,259   $     -   $21,259   $21,259   $    -
 Company

State Street
 Bank & Trust S/T Investments       -    20,617    20,617    20,617        -
 Company


  (A)         Company Stock    11,069         -    11,069    11,069        -
  (A)         Company Stock         -    25,633    13,512    25,633   12,121



(A) Parties involved are not presented, as permitted by Section 25250.103-6
    (d)(1)(i) of the Department of Labor's Rules and Regulations.


Note: Includes both participant-directed and nonparticipant-directed transactions.












                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.







June 22, 2000



                                            ELIZABETH A. DOBBS
                                            Elizabeth A. Dobbs,
                                            Vice President - Benefits &
                                            Payroll












               Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13395) pertaining to The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan of our report dated June 22, 2000, with respect to the financial statements and schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.




                                            ERNST & YOUNG LLP


Houston, Texas
June 22, 2000